EXHIBIT 4.ii.(d)

FIRST AMENDMENT

THIS FIRST AMENDMENT dated as of January 16, 2001 (this "Amendment") amends the Second Amended and Restated Five-Year Credit Agreement dated as of September 29, 2000 (the "Credit Agreement") among IMC Global Inc. (the " Company"), various financial institutions (the "Banks") and Bank of America, N.A., as Administrative Agent (in such capacity, the "Administrative Agent"). Terms defined in the Credit Agreement are, unless otherwise defined herein or the context otherwise requires, used herein as defined therein.

WHEREAS, the Company, the Banks and the Administrative Agent have entered into the Credit Agreement; and

WHEREAS, the parties hereto desire to amend the Credit Agreement in certain respects as more fully set forth herein;

NOW, THEREFORE, the parties hereto agree as follows:

    Amendments. Subject to the satisfaction of the conditions precedent set forth in Section 3, the Credit Agreement shall be amended as follows:

      Addition of Definitions. The following new definitions are added to Section 1.01 in appropriate alphabetical sequence:

      "Asset Sale" means the sale, lease, assignment or other transfer (or any series of related transfers) for value by the Company or any Subsidiary outside the ordinary course of business to any Person (other than the Company or a Subsidiary) of any asset or right of the Company or such Subsidiary (including any sale or other transfer of stock of any Subsidiary, whether by merger, consolidation or otherwise) for Net Cash Proceeds exceeding $250,000.

      "Capital Expenditures" means all expenditures which, in accordance with generally accepted accounting principles, would be required to be shown as capital expenditures on the consolidated statement of cash flows of the Company, but excluding expenditures made in connection with the replacement, substitution or restoration of assets to the extent financed (i) from insurance proceeds (or other similar recoveries) paid on account of the loss of or damage to the assets being replaced, substituted or restored or (ii) with the proceeds of any sale of assets, to the extent the proceeds from such sale are used within 90 days thereafter to purchase replacements of or substitutions for the assets sold.

      "Collateral Documents" means any written agreement pursuant to which the Company or any Guarantor grants collateral to the Administrative Agent or a collateral trustee for the benefit of the Banks (and, to the extent required by any "equal and ratable" clause or similar provision of any document in existence on the date of the First Amendment to this Agreement, other parties).

      "Domestic Subsidiary" means any Subsidiary of the Company other than a Foreign Subsidiary.

      "Foreign Subsidiary" means, with respect to any Person, each Subsidiary of such Person which is organized under the laws of any jurisdiction other than, and which is conducting the majority of its business outside of, the United States or any state thereof. For purposes of the foregoing, export sales to the United States shall not be deemed to be the conduct of business in the United States.

      "Guarantors" means the Subsidiary Guarantors and the Phosphate Guarantors.

      "Guaranty" means the Subsidiary Guaranty and the Phosphate Guaranty.

      "Leverage Ratio" has the meaning set forth in Section 5.12.

      "Loan Documents" means, collectively, this Agreement, the Notes, the Subsidiary Guaranty, the Phosphate Guaranty and the Collateral Documents.

      "Material Domestic Subsidiaries" means Domestic Subsidiaries of the Company (excluding the Phosphate Entities and, prior to the date which is 30 days following the termination of the Transaction Documents described in Section 5.18, IMC Receivables Corp.) which collectively (together with the Company) (a) own at least 85% of the assets of the Company and its Domestic Subsidiaries (excluding the Phosphate Entities and, prior to the date which is 30 days following the termination of the Transaction Documents described in Section 5.18, IMC Receivables Corp.) and (b) generated at least 85% of the operating income of the Company and its Domestic Subsidiaries (excluding the Phosphate Entities and, prior to the date which is 30 days following the termination of the Transaction Documents described in Section 5.18, IMC Receivables Corp.) for the 12-month period ending on the last day of the most recent fiscal quarter with respect to which the Company has delivered financial statements pursuant to Section 5.01(a) or (b); provided that in the case of the fiscal quarter ended September 30, 2000, the nine-month period ending on September 30, 2000 shall be applicable in lieu of a 12-month period.

      "Material Foreign Other Subsidiaries" means Foreign Subsidiaries that are directly owned by the Company or any Material Domestic Subsidiary which collectively, together with their respective Subsidiaries, (a) own at least 85% of the assets of all Foreign Subsidiaries of the Company (excluding the Phosphate Entities) and (b) generated at least 85% of the operating income of all Foreign Subsidiaries of the Company (excluding the Phosphate Entities) for the 12-month period ending on the last day of the most recent fiscal quarter with respect to which the Company has delivered financial statements pursuant to Section 5.01(a) or (b); provided that in the case of the fiscal quarter ended September 30, 2000, the nine-month period ending on September 30, 2000 shall be applicable in lieu of a 12-month period.

      "Material Foreign Phosphate Subsidiaries" means Foreign Subsidiaries that are directly owned by Material Phosphate Entities and which collectively, together with their respective Subsidiaries, (a) own at least 85% of the assets of all Foreign Subsidiaries of PLP and Phosphates and (b) generated at least 85% of the operating income of all Foreign Subsidiaries of PLP and Phosphates for the 12-month period ending on the last day of the most recent fiscal quarter with respect to which the Company has delivered financial statements pursuant to Section 5.01(a) or (b); provided that in the case of the fiscal quarter ended September 30, 2000, the nine-month period ending on September 30, 2000 shall be applicable in lieu of a 12-month period.

      "Material Phosphate Entities" means PLP, Phosphates and, if applicable, other Phosphate Entities (excluding Phosphate Entities that are Foreign Subsidiaries) which collectively (a) own at least 85% of the assets of the Phosphate Entities (excluding Phosphate Entities that are Foreign Subsidiaries) and (b) generated at least 85% of the operating income of the Phosphate Entities (excluding Phosphate Entities that are Foreign Subsidiaries) for the 12-month period ending on the last day of the most recent fiscal quarter with respect to which the Company has delivered financial statements pursuant to Section 5.01(a) or (b); provided that in the case of the fiscal quarter ended September 30, 2000, the nine-month period ending on September 30, 2000 shall be applicable in lieu of a 12-month period.

      "Net Cash Proceeds" means (a) with respect to any Asset Sale, the aggregate cash proceeds (including cash proceeds received by way of deferred payment of principal pursuant to a note, installment receivable or otherwise, but only as and when received) received by the Company or any Subsidiary pursuant to such Asset Sale, net of (i) the direct costs relating to such Asset Sale (including sales commissions and legal, accounting and investment banking fees), (ii) taxes paid or reasonably estimated by the Company to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and (iii) amounts required to be applied to the repayment of any Debt secured by a Lien on the asset subject to such Asset Sale (other than Debt secured by the Collateral Documents); provided that Net Cash Proceeds shall not include the proceeds of any Asset Sale (other than Specified Asset Sales) that are anticipated to be, and are, used to buy replacement assets within 90 days after such Asset Sale; and (b) with respect to any issuance of equity securities, the aggregate cash proceeds received by the Company or any Subsidiary pursuant to such issuance, net of the direct costs relating to such issuance (including sales and underwriter's discounts and commissions and legal, accounting and investment banking fees).

      "Other Credit Agreement" means the 364-Day Credit Agreement dated as of September 29, 2000 among the Company, various financial institutions and Bank of America, N.A., as administrative agent, as amended.

      "Phosphate Entities" means PLP and Phosphates and their respective Subsidiaries.

      "Phosphate Guarantor" means, on any day, each Phosphate Entity that has executed a counterpart of the Phosphate Guaranty on or prior to that day (and has not been released from its obligations thereunder in accordance with the terms hereof).

      "Phosphate Guaranty" means the Phosphate Guaranty issued by various Phosphate Entities, substantially in the form of Exhibit N.

      "Pro Rata Percentage" means the percentage which (a) the aggregate amount of the Commitments (or after termination of the Commitments, the sum of the aggregate unpaid principal amount of the Loans and the aggregate Letter of Credit Liabilities) is of (b) the sum of the aggregate amount of the (i) Commitments (or after termination of the Commitments, the sum of the aggregate unpaid principal amount of the Loans and the aggregate Letter of Credit Liabilities) and the (ii) "Commitments" under the Other Credit Agreement (or after termination of the "Commitments" under the Other Credit Agreement, the aggregate unpaid principal amount of the "Loans" thereunder).

      "Series F Preferred Stock" means the shares of preferred stock of The Vigoro Corporation, a Delaware corporation and wholly-owned Subsidiary of the Company, par value $100 per share, designated Series F.

      "Specified Asset Sale" means the sale, lease, assignment or other transfer (or any series of related transfers) by the Company or any Subsidiary to any Person (other than the Company or a Subsidiary) of any asset or right of the Company or such Subsidiary (including any sale or other transfer of stock of any Subsidiary, whether by merger, consolidation or otherwise) generating Net Cash Proceeds in excess of $15,000,000 and relating to any of the following businesses of the Company and its Subsidiaries considered as a whole: (i) the salt business (including GSL Corporation and its Subsidiary); (ii) the sodium bicarbonate business; (iii) the soda ash business; or (iv) the Penrice business.

      "Subsidiary Guarantor" means, on any day, each Subsidiary that has executed a counterpart of the Subsidiary Guaranty on or prior to that day (and has not been released from its obligations thereunder in accordance with the terms hereof).

      "Subsidiary Guaranty" means the Subsidiary Guaranty issued by various Subsidiaries of the Company, substantially in the form of Exhibit M.

      "Trigger Event 1" shall be deemed to have occurred on the earlier to occur of (a) the first date on which the credit rating assigned to the senior unsecured long-term debt securities of the Company without third-party credit enhancement (or, if no such debt securities are outstanding, the indicative rating for such securities) is BB+ or below by S&P and Ba1 or below by Moody's or (b) the occurrence of Trigger Event 2.

      "Trigger Event 2" shall be deemed to have occurred on the earlier of (a) the first date on which the credit rating assigned to the senior unsecured long-term debt securities of the Company without third-party credit enhancement (or, if no such debt securities are outstanding, the indicative rating for such securities) is BB or below by S&P or Ba2 or below by Moody's or (b) the last day of any fiscal quarter on or after March 31, 2001 on which the Leverage Ratio is 4.4 to 1 or higher.

      Amendment to Definition of Borrower. The definition of Borrower is amended by inserting ", PLP" after the word "Company" in the first line thereof.

      Amendment to Section 2.08. Clause (c) Section 2.08 is amended in its entirety to read as follows:

      (c) [Intentionally deleted.]

      Amendment to Section 2.09. Section 2.09 is amended by changing the caption to read "Termination or Reduction of Commitments"; (b) inserting "(a)" at the beginning of the existing text therein; and (c) adding the following new clause (b):

      (b) At any time that the Leverage Ratio is greater than 4.00 to 1.00 as of the end of the most recent fiscal quarter for which the Company has delivered financial statements pursuant to Section 5.01(a) or (b), the aggregate amount of the Commitments shall be reduced on the third Euro-Dollar Business Day following the date of the receipt by the Company or any Subsidiary of any Net Cash Proceeds from any Asset Sale or equity issuance (other than any equity issuance by a Subsidiary to the Company or another Subsidiary) by an amount (rounded down, if necessary, to an integral multiple of $500,000) equal to the total of (i) the Pro Rata Percentage of 50% of the excess, if any, of (x) all Net Cash Proceeds received by the Company and its Subsidiaries during the 12-month period ending on such date over (y) the sum of (1) $10,000,000 and (2) 200% of the sum of (A) all reductions of the Commitments previously made pursuant to this clause (b) during such period and (B) all reductions of the "Commitments" previously made pursuant to Section 2.09(b) of the Other Credit Agreement during such period plus (ii) if the "Commitments" under the Other Credit Agreement have been (or concurrently with the application of a portion of such Net Cash Proceeds would be) reduced to zero, the amount that would have otherwise been applied to reduce the "Commitments" under the Other Credit Agreement. Notwithstanding the foregoing, no reduction of the amount of the Commitments shall be required under this clause (b) to the extent that, after giving effect thereto, the aggregate amount of all reductions of the amount of the Commitments under this clause (b) plus the aggregate amount of all reductions of the "Commitments" pursuant to Section 2.09(b) of the Other Credit Agreement would exceed $150,000,000.

      Amendment to Section 2.12. Section 2.12 is amended by (a) changing the caption to read "Prepayments" and (b) adding the following new clause (d):

      (d) On any date on which the amount of the Commitments is reduced pursuant to Section 2.09(b), one or more of the Borrowers shall prepay Syndicated Loans in the amount, if any, by which the sum of the aggregate outstanding principal amount of all Loans plus the aggregate amount of Letter of Credit Liabilities exceeds the amount of the Commitments as so reduced; provided that if the aggregate principal amount of all Syndicated Loans then outstanding is less than the amount of such excess, then one or more Borrowers shall, to the extent of the balance of such excess, deposit an amount in cash in an interest bearing cash collateral account established with the Administrative Agent for the benefit of the Banks on terms and conditions satisfactory to the Administrative Agent (and the Administrative Agent shall apply the funds in such account from time to time to pay Bid Rate Loans or reimbursement obligations under Letters of Credit until such excess is eliminated). The application of any prepayment pursuant to this Section 2.12(d) shall be made as the applicable Borrower shall direct or, in the absence of such direction, first to Euro-Dollar Loans having Interest Periods ending on the day of such prepayment, second to Base Rate Loans and third to Euro-Dollar Loans having the shortest remaining Interest Periods. Each prepayment of Loans under this Section 2.12(d) shall be accompanied by accrued interest to the date of such prepayment on the amount prepaid and shall be subject to Section 2.14. No prepayment notice shall be required for any prepayment of Loans under this Section 2.12(d).

      Amendment to Section 4.02. Section 4.02 is amended by inserting the following phrase at the end thereof immediately before the period: "(other than Liens under the Collateral Documents)".

      Amendment to Section 5.01. Section 5.01(c)(i) is amended in its entirety to read as follows:

      (i) setting forth in reasonable detail the calculations required to establish (x) whether the Company was in compliance with the requirements of Sections 5.10, 5.12, 5.13, 5.14 (if applicable) and 5.19 on the date of such financial statements, (y) whether Material Domestic Subsidiaries and Material Phosphate Entities have signed the Subsidiary Guaranty, Material Phosphate Entities have signed the Phosphate Guaranty and, if applicable, whether such Persons have granted security as required by Sections 5.15, 5.16 and 5.17 and (z) if any Net Cash Proceeds have not been applied to reduce the Commitments in anticipation of being used to buy replacement assets as contemplated by the definition of "Asset Sale", the status of such Net Cash Proceeds.

      Amendment to Section 5.09. Section 5.09 is amended by (a) deleting the word "and" at the end of clause (h) thereof; (b) relettering the existing clause "(i)" as clause "(j)"; and (c) inserting the following new clause (i):

      (i) Liens under the Collateral Documents; and.

      Amendment to Section 5.11. Section 5.11 is amended by adding the following proviso before the period at the end thereof:

      ; provided that, except as permitted by clause (i), the Company will not permit IMC Global Operations, Inc. or the IMC Potash business unit of the Company to enter into any material transaction with Phosphates except transactions which are consistent with past practice prior to January 1, 2001.

      Amendment to Section 5.12. Section 5.12 is amended in its entirety to read as follows:

      SECTION 5.12. Leverage Ratio. The Leverage Ratio as of the last day of any fiscal quarter will not exceed the applicable ratio set forth below:

Fiscal Quarter Ending	Maximum Leverage Ratio

12/31/00	4.95 to 1.0
3/31/01	4.95 to 1.0
6/30/01	4.95 to 1.0
9/30/01	4.50 to 1.0
12/31/01	4.25 to 1.0
3/31/02	4.00 to 1.0
6/30/02	3.75 to 1.0
9/30/02 and thereafter	3.75 to 1.0

      For this purpose:

      "Consolidated Adjusted Debt" means at any date the sum of (i) the Debt of the Company and its Consolidated Subsidiaries (excluding Debt incurred in connection with the issuance of preferred stock and other preferred equity financing instruments (including trust preferred securities) that has terms no less favorable to the Banks than the terms set forth in Schedule III or otherwise reasonably satisfactory to the Required Banks) plus (ii) the aggregate unrecovered principal investment of transferees of accounts receivable from the Company or a Consolidated Subsidiary in transactions accounted for as sales under generally accepted accounting principles.

      "Consolidated EBITDA" means, for any period, the consolidated operating earnings from (i) continuing operations of the Company, (ii) continuing operations of the Company's Consolidated Subsidiaries and (iii) discontinued operations of the Company and its Consolidated Subsidiaries, in each case for such period before interest, taxes, depreciation, depletion, amortization, other income and expense, minority interests, the cumulative non-cash effect of changes in accounting standards and other non-cash adjustments to operating earnings (other than any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period), minus any non-recurring or other charges not included in consolidated operating earnings which are cash or represent an accrual of or reserve for cash expenditures in future periods (with the exception of $184,000,000 of cash charges in the fourth quarter of 1999). Consolidated EBITDA for each four-quarter period will be (a) adjusted on a pro-forma basis to reflect (i) any Acquisition closed during such period as if such Acquisition had been closed on the first day of such period and (ii) any divestiture of a Subsidiary, a division or a line of business or of all or a substantial portion of the assets of any of the foregoing for consideration (including assumed Debt) in excess of $5,000,000; and (b) increased by cash interest income received during such period from notes delivered to the Company or any Subsidiary in connection with any divestiture of the type described in clause (ii) (regardless of whether such divestiture occurred during such period).

      "Leverage Ratio" means, as of the last day of any fiscal quarter, the ratio of Consolidated Adjusted Debt calculated as of such day to Consolidated EBITDA calculated for the period of four consecutive fiscal quarters most recently ended for which the Company has delivered financial statements pursuant to Section 5.01.

      Amendment to Section 5.13. Section 5.13 is amended in its entirety to read as follows:

      SECTION 5.13 Interest Coverage Ratio. The Interest Coverage Ratio as of the last day of any fiscal quarter will not be less than the applicable ratio set forth below:

Fiscal Quarter Ending	Maximum Interest Coverage Ratio

12/31/00	2.70 to 1.0
3/31/01	2.70 to 1.0
6/30/01	2.70 to 1.0
9/30/01	2.80 to 1.0
12/31/01	2.90 to 1.0
3/31/02	2.90 to 1.0
6/30/02 and thereafter	3.00 to 1.0

      For this purpose:

      "Adjusted EBITDA" means, for any period, Consolidated EBITDA as defined in Section 5.12, provided that no adjustment shall be made to Consolidated EBITDA to reflect any divestiture described in clause (a)(ii) of the second sentence of such definition or any interest income described in clause (b) of the second sentence of such definition.

      "Consolidated Interest Expense" means for any period the sum, without duplication, of (a) interest expense of the Company and its Consolidated Subsidiaries, whether paid or accrued (including all imputed interest on leases which are capitalized in accordance with generally accepted accounting principles, but excluding interest payable solely by the issuance of Debt so long as such Debt is not payable earlier than March 19, 2003) plus (b) all dividends paid on preferred stock of the Company or any Subsidiary (excluding (i) dividends paid to the Company or another Subsidiary and (ii) dividends payable solely by the issuance of Debt so long as such Debt is not payable earlier than March 19, 2003) in excess of $20,000,000 in the aggregate for such period, all determined on a consolidated basis for such period.

      "Interest Coverage Ratio" means, as of the last day of any fiscal quarter, the ratio of Adjusted EBITDA to Consolidated Interest Expense, each calculated for the period of four consecutive fiscal quarters ending on such day.

      Addition of New Sections 5.14, 5.15, 5.16, 5.17, 5.18 and 5.19. The following new Sections 5.14 through 5.19 are added in proper numerical sequence:

      SECTION 5.14 Capital Expenditures. If, as of the last day of any fiscal quarter, the Leverage Ratio exceeds 4.00 to 1.00, the Company will not permit the aggregate amount of all Capital Expenditures of the Company and its Subsidiaries (plus, without duplication, the aggregate consideration paid to acquire any of the assets related to the sulfur business of McMoRan Exploration Company, other than purchases in the ordinary course of business consistent with past practice) for the applicable period ending on the last day of such fiscal quarter to exceed (a) for the period of two consecutive fiscal quarters ending June 30, 2001, $150,000,000; (b) for the period of three consecutive fiscal quarters ending September 30, 2001, $200,000,000; or (c) for any period of four consecutive fiscal quarters ending on or after December 31, 2001, the Maximum CapEx Amount. For purposes of the foregoing, the "Maximum CapEx Amount" means, for any period of four consecutive fiscal quarters ending on or after December 31, 2001, $250,000,000; provided that if the Asset Sale described in clause (i) of the definition of "Specified Asset Sale" occurs, then the Maximum CapEx Amount shall be reduced (to the extent applicable) to $240,000,000 for the period ending on the last day of the first full fiscal quarter after such Asset Sale occurs; $230,000,000 for the period ending on the last day of the second full fiscal quarter after such Asset Sale occurs; $220,000,000 for the period ending on the last day of the third full fiscal quarter after such Asset Sale occurs; and $210,000,000 for any period ending thereafter.

      SECTION 5.15. Guaranties. The Company will take, and will cause its Subsidiaries to take, such actions as are reasonably necessary or as the Administrative Agent may reasonably request (including delivery of authorization documents and customary opinions of counsel) so that (a) all of the Company's obligations hereunder are guaranteed by Subsidiaries which constitute Material Domestic Subsidiaries and by Phosphate Entities which constitute Material Phosphate Entities, in each case pursuant to the Subsidiary Guaranty and (b) all of each applicable Phosphate Entity's obligations as a Borrower hereunder are guaranteed by Phosphate Entities which constitute Material Phosphate Entities, pursuant to the Phosphate Guaranty.

      SECTION 5.16 Trigger Event 1. Promptly upon the occurrence of Trigger Event 1 and from time to time thereafter, the Company will take such actions as are reasonably necessary or as the Administrative Agent may reasonably request (including delivery of authorization documents and customary opinions of counsel) to ensure that the obligations of the Company hereunder and of the Guarantors under each applicable Guaranty are secured by (i) 100% of the Voting Stock and other equity interests (other than Series F Preferred Stock) of Subsidiaries which constitute Material Domestic Subsidiaries, (ii) all of the equity interests of the Company or any Subsidiary in PLP and Phosphates, (iii) to the extent necessary, 100% of the Voting Stock and other equity interests in the Phosphate Entities (other than PLP and Phosphates) which, together with PLP and Phosphates, constitute Material Phosphate Entities and (iv) 65% of the Voting Stock and other equity interests of Foreign Subsidiaries which constitute Material Foreign Phosphate Subsidiaries and of Foreign Subsidiaries which constitute Material Foreign Other Subsidiaries. In furtherance of the foregoing, the Company will, and will cause the applicable Subsidiaries to, deliver to the Administrative Agent within 30 days after the effective date of the First Amendment to this Agreement, in the case of the assets described in clauses (i), (ii) and (iii) of the preceding sentence, and within 60 days after such effective date, in the case of the assets described in clause (iv) of the preceding sentence (and from time to time thereafter to the extent necessary or appropriate to comply with the preceding sentence promptly upon the occurrence of Trigger Event 1), all documents and instruments reasonably necessary and customary or appropriate to create a perfected Lien on the assets described in the preceding sentence. Notwithstanding anything to the contrary herein, no Phosphate Entity shall be obligated to grant any Lien securing any obligation of such Phosphate Entity other than obligations (i) under the Subsidiary Guaranty, (ii) under the Phosphate Guaranty and (iii) in respect of any loan made directly to, or letter of credit issued for the account of, such Phosphate Entity hereunder or under the Other Credit Agreement.

      SECTION 5.17 Trigger Event 2. Promptly upon the occurrence of Trigger Event 2, and from time to time thereafter, the Company will take, and will cause its Subsidiaries to take, such actions as are reasonably necessary or as the Administrative Agent may reasonably request (including delivery of authorization documents, customary opinions of counsel, title commitments or policies, insurance assignments and other customary security documentation) to ensure that the obligations of the Company hereunder and of the Guarantors under the Subsidiary Guaranty are secured by substantially all of the accounts receivable, inventory, general intangibles and fixed assets of the Company and the Guarantors. In furtherance of the foregoing, the Company will, and will cause the applicable Subsidiaries to, deliver to the Administrative Agent, within 30 days after the effective date of the First Amendment to this Agreement in the case of personal property other than fixed assets and within 60 days after such effective date in the case of fixed assets (and, in each case, from time to time thereafter to the extent necessary or appropriate to comply with the preceding sentence promptly upon the occurrence of Trigger Event 2), all documents and instruments reasonably necessary and customary or appropriate to create a perfected Lien on the assets described in the preceding sentence. Notwithstanding anything to the contrary herein, no Phosphate Entity shall be obligated to grant any Lien securing any obligation of such Phosphate Entity other than obligations (i) under the Subsidiary Guaranty, (ii) under the Phosphate Guaranty and (iii) in respect of any loan made directly to, or letter of credit issued for the account of, such Phosphate Entity hereunder or under the Other Credit Agreement.

      SECTION 5.18 Unwind of Receivables Purchase Transaction. If the grant of any collateral required following Trigger Event 1 violates any provision of any Transaction Document (as defined in the Transfer and Administration Agreement dated as of September 29, 2000 among IMC Receivables Corporation, certain Affiliates of the Company, IMC Global Operations Inc., the Company, Receivables Capital Corporation, Bank of America, N.A. and various other investors) and such violation is not waived, then the Company shall, and shall cause each applicable Affiliate thereof to, promptly take all actions necessary to terminate such Transaction Documents so that such grant of collateral will be permitted. Without limiting the foregoing, if Trigger Event 2 occurs, the Company shall, and shall cause each applicable Affiliate thereof to, promptly take all actions necessary to terminate such Transaction Documents. The inability of the Company or any Subsidiary to grant a Lien required by Section 5.16 or 5.17 on any asset shall not constitute a breach of this Agreement so long as (a) such inability results solely from provisions in such Transaction Documents prohibiting such Lien and (b) the Company and each applicable Affiliate thereof is timely and diligently taking all steps necessary to terminate such Transaction Documents.

      SECTION 5.19 Restricted Payments. The Company will not, and will not permit any Subsidiary to, declare or pay any dividend or other distribution on any equity interests of such Person (other than dividends and distributions payable solely in equity interests of the Person paying such dividend) or prepay, purchase, redeem, defease, retire or acquire any subordinated debt of the Company or any Subsidiary, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of any shares or other equity interests of the Company or any Subsidiary, any warrants or options to purchase any such shares or other equity interests or any subordinated debt of the Company or any Subsidiary (any of the foregoing, a "Restricted Payment"), provided that (a) any Subsidiary may pay dividends or other distributions to the Company or another Subsidiary, (b) PLP may make distributions of Distributable Cash as defined in and to the extent required under the Amended and Restated Agreement of Limited Partnership of PLP (formerly known as Freeport-McMoRan Resource Partners, Limited Partnership), as amended prior to January 1, 2001, and (c) so long as no Default exists or would result therefrom, the Company and its Subsidiaries may make any Restricted Payments; provided, further, that so long as the Leverage Ratio is, or after giving effect to any Restricted Payment (and any borrowing related thereto) would be, greater than 4.00 to 1, the aggregate amount of all Restricted Payments permitted by clause (c) above in any calendar year shall not exceed $40,000,000. For purposes of the foregoing, the dividends paid on January 3, 2001 shall be deemed to have been paid in 2000 (and not 2001).

      Amendment to Section 6.01. Section 6.01 is amended by: (a) adding the phrase "or under any other Loan Document" at the end of clause (a) before the semicolon; (b) deleting the word "or" at the end of clause (k) thereof and substituting a semi-colon therefor; (c) renumbering clause "(l)" as clause "(n)"; and (d) inserting the following new clauses (l) and (m):

      (l) either Guaranty shall cease to be in full force and effect with respect to any Guarantor (other than as a result of such Guarantor ceasing to be a Subsidiary as a result of a transaction permitted hereunder), any Guarantor shall fail (subject to any applicable grace period) to comply with or to perform any applicable provision of either Guaranty, or any Guarantor (or any Person by, through or on behalf of such Guarantor) shall contest in any manner the validity, binding nature or enforceability of either Guaranty with respect to such Guarantor.

      (m) any Collateral Document shall cease to be in full force and effect with respect to the Company or any Guarantor (other than due to any action or failure to act by the Administrative Agent or any applicable collateral trustee), the Company or any Guarantor shall fail (subject to any applicable grace period) to comply with or to perform any applicable provision of any Collateral Document to which it is a party, or the Company or any Guarantor (or any Person by, through or on behalf of the Company or such Guarantor) shall contest in any manner the validity, binding nature or enforceability of any Collateral Document.

      Addition of New Section 7.11. The following new Section 7.11 is added in proper numerical sequence:

      7.11 Guaranty and Collateral Matters. (a) Subject to the proviso contained in clause (b) below, the Administrative Agent shall, and the Banks irrevocably authorize the Administrative Agent to, (i) release any Person which is a Guarantor from its obligations under the Subsidiary Guaranty and, if applicable, the Phosphate Guaranty, if such Person ceases to be a Subsidiary of the Company or otherwise ceases to be a Guarantor as a result of a transaction permitted hereunder; (ii) release, or direct any applicable collateral trustee to release, any Lien on any property granted to or held by the Administrative Agent or such collateral trustee under any Collateral Document (x) upon termination of the Commitments and payment in full of all Loans and all other obligations of the Company hereunder (other than contingent indemnification obligations not yet due and payable) and the expiration or termination of all Letters of Credit; (y) which is sold or to be sold or disposed of as part of or in connection with any disposition permitted hereunder or (z) subject to Section 11.05, if approved, authorized or ratified in writing by the Required Banks; or (iii) subordinate, or direct any applicable collateral trustee to subordinate, any Lien on any property granted to or held by the Administrative Agent or such collateral trustee under any Collateral Document to the holder of any Lien on such property which is permitted by Section 5.09(a), (b), (c), (d), (e), (f) or, to the extent such Lien arises out of the distribution of products in the ordinary course of business consistent with past practice, (g) hereof. Upon request by the Administrative Agent at any time, the Required Banks will confirm in writing the Administrative Agent's authority to, or to direct a collateral trustee to, release or subordinate its interest in particular types or items of property, or to release any Subsidiary from its obligations under the Subsidiary Guaranty and/or the Phosphate Guaranty, pursuant to this Section 7.11.

      (b) The Administrative Agent agrees to promptly execute and deliver to the Borrower all documents reasonably required to evidence any release or subordination permitted under this Agreement; provided that such release or subordination also is permitted under the Other Credit Agreement and under any other agreement governing indebtedness for borrowed money of the Company or any Subsidiary which is entitled to the benefits of the Collateral Documents.

      Amendment to Section 11.05. Section 11.05 is amended by (a) deleting the word "or" at the end of clause (iv) thereof and substituting a comma therefor and (b) renumbering clause "(v)" as clause "(vi)" and (c) inserting the following new clause (v):

      (v) release either Guaranty (other than with respect to a Guarantor which ceases to be a Subsidiary as a result of a transaction permitted hereunder) or all or substantially all of the collateral granted under the Collateral Documents, o r

      Amendment to the Pricing Schedule. The Pricing Schedule is amended in its entirety to read as set forth on the Pricing Schedule attached hereto.

      Addition of Exhibits M and N and Schedule III. The Credit Agreement is amended by adding Exhibits M and N hereto as Exhibits M and N thereto, respectively, and adding Schedule III hereto as Schedule III thereto.

  Representations and Warranties. The Company represents and warrants to the Administrative Agent and the Banks that, after giving effect to the effectiveness hereof, (a) each warranty set forth in Section 9 of the Credit Agreement is true and correct as of the date of the execution and delivery of this Amendment by the Company, with the same effect as if made on such date, and (b) no Default or Event of Default exists.

  Effectiveness. The amendments set forth in Section 1 above shall become effective on the date (the "Effective Date") on which the Administrative Agent shall have received (i) counterparts of this Amendment executed by the Company and the Required Banks; (ii) an amendment fee for each Bank which (x) on or before 5:00 p.m. (Chicago time) on January 9, 2001, executes and delivers to the Administrative Agent (by facsimile or otherwise) a letter consenting hereto (subject to final documentation) and (y) on or before 5:00 p.m. (Chicago time) on January 10, 2001, executes and delivers to the Administrative Agent (by facsimile or otherwise) a counterpart hereof, such fee to be in an amount equal to 0.10% of such Bank's Commitment; (iii) a Subsidiary Guaranty in the form of Exhibit M hereto and a Phosphate Guaranty in the form of Exhibit N hereto, each executed by sufficient Subsidiaries so that the Company is in compliance with Section 5.15 of the Credit Agreement after giving effect hereto; (iv) certificates of the Company and the Guarantors as to their respective organizational documents, resolutions or other appropriate documents authorizing the transactions contemplated hereby and the incumbency and signatures of their respective officers executing documents pursuant hereto; and (v) the opinions of Kirkland & Ellis, special counsel for the Company and the Guarantors, and Mary Ann Hynes, Senior Vice President and General Counsel of the Company.

  Miscellaneous.

    Continuing Effectiveness, etc. As herein amended, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects. After the effectiveness of this Amendment, all references in the Credit Agreement and the other Loan Documents to "Credit Agreement" or similar terms shall refer to the Credit Agreement as amended hereby.

    Counterparts. This Amendment may be executed in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same Amendment.

    Governing Law. This Amendment shall be a contract made under and governed by the laws of the State of Illinois applicable to contracts made and to be performed entirely within such State.

    Successors and Assigns. This Amendment shall be binding upon the Company, the Banks and the Administrative Agent and their respective successors and permitted assigns, and shall inure to the benefit of the Company, the Banks and the Administrative Agent and the respective successors and permitted assigns of the Banks and the Administrative Agent.

    Certain Collateral Matters. The Required Banks acknowledge that (a) the Administrative Agent will act as administrative agent for the Banks, the "Banks" under the Other Credit Agreement and the holders of certain Derivatives Obligations for purposes of the Subsidiary Guaranty and the Phosphate Guaranty and may act as administrative for such parties under one or more Collateral Documents and (b) the Administrative Agent will enter into arrangements pursuant to which one or more collateral trustees will be appointed to act on behalf of the parties hereto and the holders (or one or more trustees for the holders) of debt of the Company or PLP or their respective Subsidiaries which are entitled to equal and ratable Liens on certain of the collateral which may be granted to secure the obligations under the Credit Agreement. The Required Banks authorize the Administrative Agent act in the agency capacity referred to above and to enter into any arrangement described above on behalf of the Banks and to execute and deliver such documents as may reasonably be required or appropriate in connection therewith.

[Signatures follow]

Delivered at Chicago, Illinois, as of the day and year first above written.

IMC GLOBAL INC.

By:_______________________________________
Title:______________________________________

BANK OF AMERICA, N.A.,
Individually and as Administrative Agent

By:_______________________________________
Title: Principal______________________________

THE CHASE MANHATTAN BANK,
Individually and as Syndication Agent

By:_______________________________________
Title:______________________________________

ROYAL BANK OF CANADA, Individually and as Documentation Agent

By:________________________________________
Title:______________________________________

BANK ONE, NA (Main Office Chicago), Individually and as Co-Syndication Agent

By:________________________________________
Title:_______________________________________

SUNTRUST BANK, ATLANTA, Individually and as Co-Syndication Agent

By:_________________________________________
Title:________________________________________

MORGAN GUARANTY TRUST COMPANY OF NEW YORK

By:__________________________________________
Title:_________________________________________

CREDIT AGRICOLE INDOSUEZ

By:___________________________________________
Title:__________________________________________

THE NORTHERN TRUST COMPANY

By:____________________________________________
Title:___________________________________________

ABN AMRO BANK N.V.

By:____________________________________________
Title:___________________________________________

By_____________________________________________
Title:___________________________________________

BNP PARIBAS

By:_____________________________________________
Title:____________________________________________

THE BANK OF NEW YORK

By:_____________________________________________
Title:____________________________________________

THE BANK OF TOKYO-MITSUBISHI, LTD. CHICAGO BRANCH

By:_____________________________________________
Title:____________________________________________

FIRST UNION NATIONAL BANK

By:_____________________________________________
Title:____________________________________________

COOPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A., "RABOBANK INTERNATIONAL", NEW YORK BRANCH

By:_____________________________________________
Title:____________________________________________

STANDARD CHARTERED BANK

By:_____________________________________________
Title:____________________________________________

By:_____________________________________________
Title:____________________________________________

BANK HAPOALIM B.M.

By:_____________________________________________
Title:____________________________________________

By:_____________________________________________
Title:____________________________________________

THE DAI-ICHI KANGYO BANK, LTD., CHICAGO BRANCH

By:_____________________________________________
Title:____________________________________________

HSBC BANK USA

By:_____________________________________________
Title:____________________________________________

THE INDUSTRIAL BANK OF JAPAN, LIMITED,

CHICAGO BRANCH

By:_____________________________________________
Title:____________________________________________

HARRIS TRUST AND SAVINGS BANK

By:_____________________________________________
Title:____________________________________________

Pricing Schedule

The "Euro-Dollar Margin" and the "Facility Fee Rate" for any day are the respective percentages set forth below in the applicable row under the column corresponding to the Status that exists on such day:

	LEVEL I	LEVEL II	LEVEL III	LEVEL IV	LEVEL V
Facility Fee Rate	.150%	.175%	.225%	.375%	.500%
Euro-Dollar Margin	.475%	.825%	1.150%	1.375%	1.625%

For purposes of this Schedule, the following terms have the following meanings, subject to the last paragraph of this Schedule:

"Level I Status" exists at any date if, at such date, the Company is rated  BBB+ or higher by S&P and Baa1 or higher by Moody's.

"Level II Status" exists at any date if, at such date, (i) the Company is rated BBB or higher by S&P and Baa2 or higher by Moody's and (ii) Level I Status does not exist.

"Level III Status" exists at any date if, at such date, (i) the Company is rated BBB- or higher by S&P and Baa3 or higher by Moody's and (ii) neither Level I Status nor Level II Status exists.

"Level IV Status" exists at any date if, at such date, (i) the Company is rated BB+ or higher by S&P and Ba1 or higher by Moody's or higher and (ii) neither Level I Status, Level II Status nor Level III Status exists.

"Level V Status" exists at any date if, at such date, no other Status exists.

"Status" refers to the determination of which of Level I Status, Level II Status, Level III Status, Level IV Status or Level V Status exists at any date.

The credit ratings to be utilized for purposes of this Schedule are those assigned to the senior unsecured long-term debt securities of the Company without third-party credit enhancement, whether or not any such debt securities are actually outstanding, and any rating assigned to any other debt security of the Company shall be disregarded. The rating in effect at any date is that in effect at the close of business on such date. If at any date, the Company's long-term debt is not rated by either S&P or by Moody's, then Level V status shall apply.

SCHEDULE III
TERMS APPLICABLE TO SUBORDINATED DEBT

In order to qualify for the exclusion from clause (i) of the definition of "Consolidated Adjusted Debt" in Section 5.12 of the Credit Agreement, Debt must meet each of the following requirements:

(1) The Company shall be the primary obligor of such Debt; provided that the Company may issue trust preferred securities which involve the issuance by a Subsidiary of a preferred equity security supported by a debt obligation of the Company to such Subsidiary and/or a guarantee by the Company.

(2) Such Debt shall be unsecured.

(3) Such Debt shall not have any scheduled payment of principal or payment to any sinking or similar fund earlier than December 16, 2003.

(4) Such Debt shall be subordinated in right of payment to all Senior Obligations (as defined below) pursuant to subordination terms providing that

(A) upon any bankruptcy or insolvency proceeding with respect to the Company, all Senior Obligations shall first be paid in full in cash before any payment or distribution of any cash, property or securities (other than equity securities or other securities which are subordinated to the Senior Obligations or to any securities issued to the holders of Senior Obligations at least to the same extent as set forth herein ("Junior Securities")) may be made on account of such Debt;

(B) upon any default in the payment when due (whether upon acceleration or otherwise) of any Senior Obligations, no payment by or on behalf of the Company in respect of such Debt (other than Junior Securities) may be made;

(C) upon any default with respect to the Senior Obligations (other than a default of the type described in clause (4)(B) above), if the Administrative Agent gives notice of such default (a "Default Notice") to the trustee for or other representative of such Debt (the "Trustee"), then, unless and until all such defaults have been cured or waived or the Trustee receives notice from the Administrative Agent terminating the Blockage Period (as defined below), during the 180 days after the delivery of such Default Notice (the "Blockage Period"), neither the Company nor any of its Subsidiaries shall (x) make any payment with respect to such Debt or (y) acquire any of such Debt for cash or property. Notwithstanding the foregoing, in no event will a Blockage Period extend beyond 180 days from the date of the commencement of the Blockage Period, and only one Blockage Period may be commenced within any 360 consecutive day period; and

(D) if a distribution is made to holders of such Debt that because of such subordination provisions should not have been made to them, the holders who receive such distribution shall hold it in trust for holders of Senior Obligations and pay it over to them as their interests may appear.

(5) The indenture or other governing instrument for such Debt shall provide that, if an event of default occurs with respect to such Debt (other than an event of default occurring with respect to a bankruptcy of the Company) and is continuing, such Debt may not be accelerated unless and until the first to occur of (x) acceleration of the Senior Obligations or (y) five Business Days after receipt by the Company and the Administrative Agent of written notice from the Trustee that such Debt is to be accelerated.

(6) The other material terms and provisions (including covenant and default provisions) of such Debt shall be no more restrictive on the Company and its Subsidiaries than the terms and provisions of the Credit Agreement and the other Loan Documents. Without limiting the foregoing, such Debt shall not include any cross-default provisions (but may have cross-acceleration provisions) other than a cross-default to a payment default with respect to Material Financial Obligations at their final stated maturity.

(7) If such Debt is guaranteed by any Subsidiary (a "Guarantor"), the guaranty shall provide that the obligations of each Guarantor shall be subordinated to the prior payment in full in cash of all obligations of such Guarantor under its guaranty of the Senior Obligations ("Senior Guaranty Obligations") on the same basis as such Debt of the Company is junior and subordinated to all Senior Obligations of the Company (it being understood that the Senior Guaranty Obligations of such Guarantor shall be determined without giving effect to any reduction in the amount of such obligations necessary to render the liabilities of such Guarantor with respect thereto (as obligor, guarantor or otherwise) not voidable or avoidable under applicable law).

For purposes of the foregoing, "Senior Obligations" means all obligations (including for principal, interest (including all interest accruing after the commencement of any bankruptcy or insolvency proceeding with respect to the Company, regardless of whether such interest is an allowed claim in such proceeding), fees, reimbursement obligations, guaranty obligations, indemnity obligations, breakage costs, fees, expenses and other amounts) of the Company under the Credit Agreement; all obligations of the Company under the Other Credit Agreement; and all Derivative Obligations of the Company to any Bank or to any "Bank" under the Other Credit Agreement or to any Affiliate of any of the foregoing, in each case as amended, extended, renewed, refinanced, replaced or otherwise modified from time to time.